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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

ValueClick, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
92046N 10 2
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92046N 10 2	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
James R. Zarley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER 1,756,989 (1)(2)
SHARES
BENEFICIALLY	6	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER 1,756,989 (1)(2)
PERSON WITH
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,989 (1)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /x/ (See Instructions)
See Note 1.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3% (3)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 92046N 10 2	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Steven J. Umberger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER 968,210 (2)(4)
SHARES
BENEFICIALLY	6	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER 968,210 (2)(4)
PERSON WITH
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,210 (2)(4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /x/ (See Instructions)
See Note 4.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.8%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 92046N 10 2	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Michael J. Bueno

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER 846,932 (2)(5)
SHARES
BENEFICIALLY	6	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER 846,932 (2)(5)
PERSON WITH
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,932 (2)(5)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /x/ (See Instructions)
See Note 5.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.6%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 92046N 10 2	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Brian Coryat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) / /
(b) /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES
BENEFICIALLY	6	SHARED VOTING POWER 4,141,164 (2)(6)
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH
	8	SHARED DISPOSITIVE POWER 4,141,164 (2)(6)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,164 (2)(6)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /x/ (See Instructions)
See Note 6.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 92046N 10 2	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Rosario Coryat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) / /
(b) / /
Not Applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES
BENEFICIALLY	6	SHARED VOTING POWER 4,141,164 (7)
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH
	8	SHARED DISPOSITIVE POWER 4,141,164 (7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,164 (7)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / / (See Instructions)
Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 92046N 10 2	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Coryat Family Living Trust, Dtd 4/21/99

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) / /
(b) / /
Not Applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	5	SOLE VOTING POWER 4,141,164
SHARES
BENEFICIALLY	6	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER 4,141,164
PERSON WITH
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,164

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / / (See Instructions)
Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%

12	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 92046N 10 2	13G	Page 8 of 13 Pages
Item 1(a)	Name of Issuer:
ValueClick, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
4360 Park Terrace, Suite 100 Westlake Village, California 91361
Item 2(a)	Name of Person Filing:
James R. Zarley, Steven J. Umberger, Michael Bueno, Brian Coryat, Rosario Coryat and the Coryat Family Living Trust
Item 2(b)	Address of Principal Business Offices or, if none, Residence:
4360 Park Terrace, Suite 100 Westlake Village, California 91361
Item 2(c)	Citizenship
James R. Zarley—United States Steven J. Umberger—United States Michael Bueno—United States Brian Coryat—United States Rosario Coryat—United States Coryat Family Living Trust—California
Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e)	CUSIP Number:
92046N 10 2
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not Applicable.

Page 8 of 13 pages

CUSIP No. 92046N 10 2	13G	Page 9 of 13 Pages
Item 4.	Ownership.
	(a)	Amount Beneficially Owned: Shares
James R. Zarley—1,756,989(1)(2) Steven J. Umberger—968,210(2)(4) Michael Bueno—846,932(2)(5) Brian Coyat—4,141,164(2)(6) Rosario Coryat—4,141,164(7) Coryat Family Living Trust—4,141,164
	(b)	Percent of Class: %
James R. Zarley—3.3% (3) Steven J. Umberger—1.8% Michael Bueno—1.6% Brian Coryat—7.9% Rosario Coryat—7.9% Coryat Family Living Trust—7.9%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
James R. Zarley—1,756,989(1)(2) Steven J. Umberger—968,210(2)(4) Michael Bueno—846,932(2)(5) Brian Coryat—0 Rosario Coryat—0 Coryat Family Living Trust—4,141,164
(ii) shared power to vote or to direct the vote:
James R. Zarley—0 Steven J. Umberger—0 Michael Bueno—0 Brian Coryat—4,141,164(2)(6) Rosario Coryat—4,141,164(7) Coryat Family Living Trust—0
(iii) sole power to dispose or to direct the disposition of:
James R. Zarley—1,756,989(1)(2) Steven J. Umberger—968,210(2)(4) Michael Bueno—846,932(2)(5) Brian Coryat—0 Rosario Coryat—0 Coryat Family Living Trust—4,141,164
(iv) shared power to dispose or to direct the disposition of:
James R. Zarley—0 Steven J. Umberger—0 Michael Bueno—0 Brian Coryat—4,141,164(2)(6) Rosario Coryat—4,141,164(7) Coryat Family Living Trust—0

Page 9 of 13 pages

CUSIP No. 92046N 10 2	13G	Page 10 of 13 Pages
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.
(1)
Includes 874,445 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from December 31, 2001. James R. Zarley, Brian Coryat, Michael Bueno, Steven J. Umberger and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Zarley may be deemed to beneficially own an aggregate of an additional 13,834,868 shares held by the other parties to the voting agreement.

(2)
Under the voting agreement referenced above, each of the parties has agreed to vote for one member of the board of directors of the issuer named by DoubleClick, Inc. The Reporting Person has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the other parties to the voting agreement. The Reporting Person expressly disclaims beneficial ownership of all of the shares of common stock held by the other parties to the voting agreement and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

(3)
Calculated based on (i) 52,698,617 shares of common stock outstanding as of December 31, 2001 and (ii) the exercise of all options currently exercisable or will become exercisable within 60 days from December 31, 2001.

(4)
Includes 162,210 shares of common stock held by Margaret Norine Davis, as Trustee of the Steven J. Umberger 1999 Grantor Annuity Trust. Steven J. Umberger, James R. Zarley, Brian Coryat, Michael Bueno and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Umberger may be deemed to beneficially own an aggregate of an additional 14,623,647 shares held by the other parties to the voting agreement.

(5)
Michael Bueno, James R. Zarley, Brian Coryat, Steven J. Umberger and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Bueno may be deemed to beneficially own an aggregate of an additional 14,744,925 shares held by the other parties to the voting agreement.

(6)
Included in the number of shares Mr. Coryat beneficially owns are: (i) 4,141,164 shares held by Brian Coryat and Rosario Coryat, as Co-Trustees of the Coryat Family Living Trust, Dtd 4/21/99. Brian Coryat, James R. Zarley, Michael Bueno, Steven J. Umberger and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Coryat may be deemed to beneficially own an aggregate of an additional 11,450,693 shares held by the other parties to the voting agreement.

(7)
Included in the number of shares Ms. Coryat beneficially owns are 4,141,164 shares held by Brian Coryat and Rosario Coryat, as Co-Trustees of the Coryat Family Living Trust, Dtd 4/21/99.

Page 10 of 13 pages

CUSIP No. 92046N 10 2	13G	Page 11 of 13 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2002 Date:

/s/ JAMES R. ZARLEY James R. Zarley

/s/ STEVEN J. UMBERGER Steven J. Umberger

/s/ MICHAEL BUENO Michael Bueno

/s/ BRIAN CORYAT Brian Coryat

/s/ ROSARIO CORYAT Rosario Coryat

CORYAT FAMILY LIVING TRUST

/s/ BRIAN CORYAT Brian Coryat, Co-Trustee

/s/ ROSARIO CORYAT Rosario Coryat, Co-Trustee

Page 11 of 13 pages

CUSIP No. 92046N 10 2	13G	Page 12 of 13 Pages

EXHIBIT A

IDENTIFICATION OF GROUP MEMBERS

James R. Zarley*

Brian Coryat*

Michael Bueno*

Steven J. Umberger*

*Such reporting persons may be deemed to be a member of a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of being a party to a voting agreement described in this Schedule 13G.

Page 12 of 13 pages

CUSIP No. 92046N 10 2	13G	Page 13 of 13 Pages

EXHIBIT B

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

        The undersigned and each other person executing this joint filing agreement (the "Agreement') agree as follows:

        (1)  The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

        (2)  The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: February 10, 2002	Signature:	/s/ JAMES R. ZARLEY
	Name:	James R. Zarley

	Signature:	/s/ STEVEN J. UMBERGER
	Name:	Steven J. Umberger

	Signature:	/s/ MICHAEL BUENO
	Name:	Michael Bueno

	Signature:	/s/ BRIAN CORYAT
	Name:	Brian Coryat

	Signature:	/s/ ROSARIO CORYAT
	Name:	Rosario Coryat

CORYAT FAMILY TRUST

	Signature:	/s/ BRIAN CORYAT
	Name:	Brian Coryat
	Title:	Co-Trustee

	Signature:	/s/ ROSARIO CORYAT
	Name:	Rosario Coryat
	Title:	Co-Trustee

Page 13 of 13 pages

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SIGNATURE
EXHIBIT A IDENTIFICATION OF GROUP MEMBERS
EXHIBIT B AGREEMENT FOR JOINT FILING OF SCHEDULE 13G